SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: November 8, 2019

List of materials

Documents attached hereto:

i) Share Buyback Report for the period from October 1, 2019 to October 31, 2019, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on November 8, 2019

[This is a translation of the Share Buyback Report for the period from October 1, 2019 to October 31, 2019, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on November 8, 2019]

Class of Shares: Common Stock

1.	Status of Repurchase (1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors

(as of October 31, 2019)
	Number of Shares		Total Amount (Yen)

Resolution approved at the meeting of the Board of Directors held on May 16, 2019 (Period of Repurchase: May 17, 2019 to March 31, 2020）		60,000,000 (Maximum)	200,000,000,000 (Maximum)
Repurchases during the reporting month	October 1	112,000	711,894,200
(Date of repurchase)	October 2	151,100	939,437,100
	October 3	106,800	654,762,300
	October 4	90,400	560,396,300
	October 7	74,100	460,653,000
	October 8	94,900	588,460,600
	October 9	81,700	504,388,300
	October 10	100,800	617,645,100
	October 11	114,800	714,319,600
	October 15	115,600	727,657,400
	October 16	99,200	631,376,400
	October 17	161,900	1,049,371,400
	October 18	115,400	747,353,700
	October 21	62,900	405,420,400
	October 23	118,200	749,640,400
	October 24	78,600	498,899,400
	October 25	113,800	720,889,900
	October 28	99,300	634,440,100
	October 29	125,000	806,938,300
Total	―	2,016,500	12,723,943,900
Total number of shares repurchased as of the end of the reporting month		23,426,100	137,723,318,100
Progress of the repurchase (%)		39.04	68.86
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on May 16, 2019 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
Not applicable

3.	Status of Shares Held in Treasury
(as of October 31, 2019)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,272,290,543
Number of treasury stock	43,941,489

EOF